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                                  SUPPLEMENT #1
                                       TO

                           OFFER TO PURCHASE FOR CASH
                                   7,500 UNITS
                                       OF

            BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP

                            AT $25.00 NET PER UNIT BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                        EQUITY RESOURCES GROUP, INC., AND
                               EGGERT DAGBJARTSSON

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             THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
                ON APRIL 26, 2001, UNLESS THE OFFER IS EXTENDED.
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         On March 7, 2001, Equity Resource Lexington Fund Limited Partnership, a
Massachusetts limited partnership ("Lexington Fund" or the "Purchaser"), filed with the Securities and Exchange Commission (the "Commission") a Schedule TO
(the "Schedule TO") with respect to its offer (the "Offer") to purchase 7,500 units ("Units") of limited partnership interests in Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership") for $25.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 5, 2001 (without regard to the record date). The terms and conditions of the Offer are set forth in an Offer to Purchase (the "Offer to Purchase") and in an Agreement of Sale, each of which was delivered to limited partners of the Partnership on or about March 7, 2001.

         On April 6, 2001, the Purchaser announced that it was extending the Offer until April 26, 2001 and filed with the Commission an amendment to the Schedule TO providing for this extension. On April 11, 2001, the Purchaser filed a second amendment to the Schedule TO ("Amendment No. 2") with the Commission in response to comments received by the Purchaser from the Commission with respect to the Schedule TO. The purpose of this Supplement is to provide a brief description of the material changes to the Offer to Purchase as set forth in Amendment No. 2, a copy of which is included with this Supplement. Except for the changes to the Offer to Purchase set forth in Amendment No. 2, all of the terms and conditions of the Offer set forth in the Offer to Purchase previously delivered to limited partners of the Limited Partnership remain unchanged.


                          EQUITY RESOURCES GROUP, INC.
                                 14 STORY STREET
                               CAMBRIDGE, MA 02138
                                 (617) 876-4800
                            INFO@EQUITYRESOURCES.COM

                                 APRIL 11, 2001


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                       SUPPLEMENT # 1 TO OFFER TO PURCHASE


         Equity Resource Lexington Fund, a Massachusetts limited partnership ("Lexington Fund" or the "Purchaser") has offered to purchase 7,500 units of limited partnership interests in Boston Financial Apartment Associates L.P., a Delaware limited partnership (the "Partnership") for $25.00 per unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the units after March 5, 2001, and less any transfer fee charged by the general partner of the Partnership. On April 6, 2001, Lexington announced that it was extending the offer until April 26, 2001 and filed with the Commission an amendment to the Schedule TO providing for this extension. On April 11, 2001, Lexington filed a second amendment to the Schedule TO ("Amendment No. 2") with the Commission in response to comments received by Lexington from the Commission with respect to the Schedule TO. Set forth below in question and answer format is a description of the material changes to the Offer to Purchase as set forth in Amendment No. 2. Except for the changes to the Offer to Purchase described in Amendment No. 2, all of the terms and conditions of the offer set forth in the Offer to Purchase previously delivered to limited partners of the limited partnership remain unchanged.


         WHO IS OFFERING TO BUY MY UNITS?


         In Amendment No. 2, Lexington Fund has clarified that each of Lexington Fund, Equity Resources Group, Inc. and Eggert Dabjartsson are jointly offering to purchase 7,500 units of limited partnership interests in the Partnership. Lexington Fund is a Massachusetts Limited Partnership whose manager is Equity Resources Group, Inc., a Massachusetts corporation which is engaged in real estate investment and consulting. Eggert Dabjartsson is the sole general partner of Lexington Fund. Although Equity Resources Group, Inc. and Eggert Dabjartsson are considered bidders in the offer, the offer price for units will be paid by Lexington Fund and all units purchased in the offer will be held by Lexington Fund.


         HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT?


         As set forth in the Offer to Purchase, Lexington Fund is offering to pay $25.00 per unit, net to you less the amount of any distributions declared or paid from any source by the Partnership with respect to your units after March 5, 2001 and less any transfer fee charged by the general partner of the Partnership. In Amendment No. 2, Lexington Fund has clarified that if you tender your units in the offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your units after March 5, 2001, the amount paid to you in the offer will NOT be reduced by the amount of any distribution which you were not entitled to receive.


         HOW DID YOU DETERMINE THE OFFER PRICE?


         In Amendment No. 2, we have clarified our method of determining the offer price. We established the offer price based on our own review of the Partnership, taking into account primarily the prices paid by Lexington Fund in other recent purchases of units. We reviewed the Partnership's original prospectus, the Agreement of Limited Partnership, the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 1999 ("1999 10-K") and the Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 2000 ("September 30, 2000 10-Q"). We also considered the fact that on December 8, 2000, we purchased units for $20.00. Based on the foregoing, we determined to offer to purchase units at a price which reflected a premium over the price we had most recently paid for units.

         DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?


         Lexington Fund expects that approximately $187,500 (exclusive of fees and expenses) will be required to purchase 7,500 units, if tendered. In Amendment No. 2, Lexington Fund has clarified that Lexington Fund will either use cash on hand to pay for tendered units or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 7,500 units. As of April 6, 2001, Lexington Fund had over $400,000 in cash on hand and total assets in excess of $2,000,000. Lexington Fund represents to all tendering limited partners that Lexington Fund has the financial wherewithal to accept for payment and thereby purchase all 7,500 units which it has offered to purchase in the Offer to Purchase.


         HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?


         As a result of the extension of the offer by Lexington Fund, you will have at least until 12:00 midnight, Eastern Time, on April 26, 2001, to decide whether to tender your units in the offer.


         CAN THE OFFER BE EXTENDED OR AMENDED AND UNDER WHAT CIRCUMSTANCES?


         As described in the Offer to Purchase, we may elect to extend the offer:

o        to extend the period of time during which the offer is open;

o upon the failure of a limited partner to satisfy any of the conditions specified in Section 15 of the Offer to Purchase, to delay the acceptance for payment of, or payment for, any units; and

o to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price).


         In Amendment No. 2, we have clarified that because Lexington Fund is offering to purchase less than 100% of the units, there will be NO "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act. Therefore, if you do not tender your units during the initial offering period, you will not have the opportunity to accept the offer.


         WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?


         In Amendment No. 2, we have clarified that we may not terminate the offer for ANY reason but only for a failure of any of the conditions to the offer to be satisfied. We are not obligated to purchase any units in the offer if we have not confirmed to our reasonable satisfaction that, upon purchase of the units, we will be entitled to receive all distributions, from any source, from the Partnership after March 5, 2001, and that the Partnership will change the address associated with the holder of the units to our address.


         In Amendment No. 2, we have also clarified what actions Lexington Fund may take with respect to these conditions. If any or all of those conditions have not been satisfied or waived by the expiration date of the offer, we may
(i) decline to purchase any of the units tendered, (ii) terminate the offer and return all tendered units to tendering limited partners, (iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all units validly tendered, (iv) extend the offer and, subject to the right of limited partners to withdraw units until the expiration date, retain the units that have been tendered during the period or periods for which the offer is extended or (v) to otherwise amend the offer.


         WHAT ARE THE TAX CONSEQUENCES TO LIMITED PARTNERS OF ACCEPTING OUR
OFFER?


         In Amendment No. 2, we have expanded the description of the tax consequences to those limited partners who accept our offer. The following summary of certain federal income tax consequences of a sale of units pursuant to the offer assumes that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in
Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular limited partners in light of that limited partner's specific circumstances, or that may be relevant to limited partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of units pursuant to the offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.


         CONSEQUENCES TO TENDERING LIMITED PARTNERS. A limited partner will recognize gain or loss on a sale of units pursuant to the offer equal to the difference between (i) the limited partner's "amount realized" on the sale and
(ii) that limited partner's adjusted tax basis in the units sold. The "amount realized" with respect to a unit sold pursuant to the offer will be a sum equal to the amount of cash received by the limited partner for the unit plus the amount of Partnership liabilities allocable to the unit (as determined under Code Section 752). The amount of a limited partner's adjusted tax basis in units sold pursuant to the offer will vary depending upon that limited partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a limited partner with respect to those units, and distributions to a limited partner. In this regard, tendering limited partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to units sold pursuant to the offer through the last day of the month preceding the effective date of the sale.


         Subject to Code Section 751 (discussed below), the gain or loss recognized by a limited partner on a sale of a unit pursuant to the offer generally will be treated as a capital gain or loss if the unit was held by the limited partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to units held one year or less will be taxed at ordinary income rates, up to a maximum rate of
39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a limited partner with respect to the disposition of the units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

         Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.


         A portion of limited partner's gain or loss on a sale of a unit pursuant to the offer may be treated as ordinary income or loss. That portion will be determined by allocating a limited partner's amount realized for a unit between amounts received in exchange for all or a part of the limited partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the limited partners amount realized that is allocable to Section 751 items and the portion of the limited partner's adjusted tax basis in the units sold that is so allocable will be treated as ordinary income or loss. The difference between the limited partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the units were held by the limited partner as a capital asset.


         Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a limited partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of units, provided the limited partner sells all of his or her units. If a limited partner does not sell all of his or her units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the limited partner sells his or her remaining units.


         Gain realized by a foreign limited partner on a sale of a unit pursuant to the offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering limited partner from the Purchase Price payable to that limited partner unless the limited partner properly completes and signs the Agreement of Sale certifying the accuracy of the limited partner's TIN and address, and that the limited partner is not a foreign person. Amounts withheld are creditable against a foreign limited partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.


         A limited partner who tenders units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling limited partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).


         CONSEQUENCES TO A NON-TENDERING LIMITED PARTNER. Purchaser anticipates that a limited partner who does not tender his or her units will not realize any material federal income tax consequences as a result of the decision not to tender.

         IS THERE ANY NEW MATERIAL INFORMATION ABOUT THE PARTNERSHIP?


         Since the date of the Offer to Purchase, the Partnership has filed with the Commission its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000. In Amendment No. 2, we have included selected financial data of the Partnership from the Purchaser's Annual Report.


         The foregoing description of the material provisions of Amendment No. 2 is qualified by reference to the actual text of Amendment No. 2, which limited partners are urged to read carefully. Limited partners may contact the manager of the offer, Equity Resources Group, Inc. at (617) 876-4800 for additional information.

                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                 April 11, 2001

                           OFFER TO PURCHASE UNITS IN
                    BOSTON FINANCIAL APARTMENT ASSOCIATES LP
                                FOR $25 PER UNIT

Dear Limited Partner:

On April 6, 2001, Equity Resource Lexington Fund (the "Purchaser") extended its offer to purchase limited partnership units in Boston Financial Apartment Associates LP (the "Partnership") until April 26, 2001. Enclosed with this letter is a supplement to the Purchaser's original offer. This supplement describes in question and answer format changes made to the Purchaser's original offer dated March 5, 2001 (the "Offer").

Please read the enclosed supplement carefully. It contains important information concerning the Offer, the Partnership and the Purchaser. If you have already tendered your units, you do not need to respond. Payment will be made to you within ten business days following the expiration of the Offer, as stated in the Agreement of Sale. If you have not tendered your units but wish to tender them now, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

The Purchaser believes that the $25 per unit offer price is speculative in nature and that it is not, in itself, a motivation to sell your units. The Purchaser believes that the primary benefit to selling limited partners is the opportunity to terminate their investment. The Partnership was formed nearly 20 years ago and the Purchaser believes that the Partnership will operate as it has for the foreseeable future. By selling your units, you may simplify your tax returns by eliminating future K-1 reporting for the Partnership.

If you have any questions regarding this supplement, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800 or e-mail them at Info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP